UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

09777B 107(1)

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American Depositary Shares, each two representing one Ordinary Shares.

[Continued on following pages]

1	Name of Reporting Person Dong Yu

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,239,484 Ordinary Shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,239,484 Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,239,484 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 37.0%

12	Type of Reporting Person IN

1	Name of Reporting Person Skillgreat Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,164,378 Ordinary Shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,164,378 Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,378 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 36.7%

12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Bona Film Group Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 11/F, Guan Hu Garden 3,105 Yao Jia Yuan Road, Chaoyang District, Beijing 100025, People’s Republic of China

Item 2(a).

Name of Person Filing:

This Schedule 13G is filed by and on behalf of Dong Yu and Skillgreat Limited.

Skillgreat Limited is 100% owned by Mr. Dong Yu.

Dong Yu and Skillgreat Limited are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

For Dong Yu:

c/o Bona Film Group Limited.
11/F, Guan Hu Garden 3,105 Yao Jia Yuan Road,
Chaoyang District, Beijing 100025,
People’s Republic of China

For Skillgreat Limited:

P.O. Box 957, Offshore Incorporations Center,
Road Town, Tortola,
British Virgin Islands

Item 2(c)	Citizenship: Dong Yu is a citizen of the People’s Republic of China. Skillgreat Limited is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities: Ordinary Shares.
Item 2(e).	CUSIP Number: 09777B 107

Item 3.	Statement filed pursuant to rule 13d-1(b) or 13d-2(b) or (c): Not applicable.

Item 4.	Ownership.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Dong Yu	11,293,484	37.0%	—	11,293,484	—	11,293,484
Skillgreat Limited	11,164,378	36.7%	—	11,164,378	—	11,164,378

Skillgreat Limited is the record holder of 11,164,378 Ordinary Shares of the Issuer.

Skillgreat Limited is 100% owned by Mr. Dong Yu.       194,345 Ordinary Shares and 209,163 Ordinary Shares held by Skillgreat Limited are held on behalf of other shareholders and for participants in the 2009 share incentive plan of Bona Film Group Limited, respectively.

Pursuant to Rule 13d-3 under the Act, Dong Yu may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer owned by Skillgreat Limited. Dong Yu and Skillgreat Limited may also be deemed to be a group as defined in Rule 13d-5(b) under the Act, and each member of such group may be deemed to beneficially own the Ordinary Shares beneficially owned by other members constituting such group.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Dong Yu

/s/ Dong Yu
Dong Yu

Skillgreat Limited

By:	/s/ Dong Yu
Dong Yu
Authorized Signatory